
LA RASCASSE
UNDEFEATED STAKES WINNER TARGETING G1 COACHING CLUB AMERICAN OAKS

$198 INVEST
Offering Memorandum
OFFERED BY DALMORE

"WHATEVER YOU THINK SHE IS **SHE'S DOUBLE.** SHE'S A **REAL HORSE!**"

- WILL WALDEN
TRAINER


1ST IN MONOMOY GIRL OVERNIGHT STAKES


Filly
FOALED 03/08/2023


Trainer
WILL WALDEN


New York/Midwest
RACING CIRCUIT

MyRacehorse has once again teamed up with John and Chelsey Stewart's Resolute Racing to offer another high-end and extremely exciting prospect. From the team behind regally bred colt Woodburn, meet unbeaten sophomore filly La Rascasse, who is expected to make her next start in Grade 1 company at Saratoga.

READ FULL OVERVIEW HERE

By MyRacehorse's own 2020 G1 Kentucky Derby, G1 Breeders' Cup Classic and Horse of the Year Authentic, La Rascasse was her sire's most-expensive yearling when she fetched $750,000 at the 2024 Keeneland September Yearling Sale.

Turned over to up-and-coming young trainer Will Walden, the dark bay was unveiled on Apr. 11, 2026 at Keeneland, and came out running, showing determination that belied her experience to graduate at first asking and garner prestigious 'TDN Rising Star' honors.

She came right back at the stakes level, went off at less than 2-1 odds, and stalked and pounced her way to a 2 ¼-length victory in the Monomoy Girl S. at Churchill Downs on June 13, pairing up 84 Beyer Speed Figures and very strong 9s on the Ragozin Sheets.

Having passed her initial class test with flying colors, La Rascasse–named for the world-famous bar and restaurant situated on a hairpin turn along the Circuit de Monaco Formula One race route–is now being pointed to the prestigious G1 Coaching Club American Oaks at the Spa on July 25. The Coaching Club, which was first run in 1917, has been won by the likes of legends such as Ruffian, Ashado, Songbird, Monomoy Girl and 2024 Horse of the Year Thorpedo Anna and could be the launching pad for La Rascasse proving herself to be at the top of the sophomore filly ranks in 2026.

At just 35 years of age, conditioner Will Walden has already proven himself a top horseman since saddling his first winner in 2022. The son of prominent former trainer and farm executive Elliott Walden boasts an impressive 22% career win rate (29% in 2026) as of this writing. He has been represented by standouts thus far such as multiple Grade 1 winner Rhetorical and graded stakes-winning fillies Speed Shopper, Pipsy (Ire) and Aussie Girl (Ire).

La Rascasse hails from her sire's second crop of runners, and is one of 10 black-type winners for the son of super sire Into Mischief thus far. The Spendthrift resident has four graded stakes winners to date, led by New York Grade 1-winning filly and subsequent $2.5-million seller Iron Orchard.

MyRacehorse also bought into Authentic during his racing career–after his runner-up finish in the 2020 G1 Santa Anita Derby and before victories in the G1 Haskell Invitational S., Kentucky Derby and Breeders' Cup Classic–plus a narrow second in the G1 Preakness S.–en route to two Eclipse Awards.

Broodmare sire Candy Ride, meanwhile, has been represented by the dams of no fewer than 29 graded/group winners worldwide. La Rascasse is bred on a version of the same cross as Grade 1 winner Chocolate Gelato and graded winners Money Supply, Shidabhuti and Into Chocolate.

La Rascasse's dam is a daughter of Maryfield, winner of the inaugural running of the G1 Breeders' Cup F/M Sprint in 2007 as part of an Eclipse Award-garnering campaign that also included a victory in the G1 Ballerina S. at Saratoga.

The acquisition of La Rascasse comes on the heels of a breakout victory by another recent MRH private purchase in Bacio, who demolished handicap rivals at Royal Ascot and is now being pointed to the G1 Nunthorpe at York.

Included in terms of the deal between MyRacehorse and Resolute is a one-time $75,000 bonus to be paid by the MRH Series to Resolute in the event that La Rascasse wins a Grade 1 race on the dirt in the United States.



AUTHENTIC — INTO MISCHIEF / FLAWLESS

HALLAWALLAH — CANDY RIDE / MARYFIELD

SEE FULL PEDIGREE HERE

MEDIA



DETAILS

WORKOUTS RESULTS

DATE	TIME	RANK	TR.	DIST.	SF

FINANCIALS

SHARE PRICE	TOTAL OFFERING	MRH OWNERSHIP	EQUITY PER SHARE
$198	$990,000	25%	0.005%


$17.75
$14.85
$29.70
$4.46
$131.25

- ASSET COST –
  Includes the initial purchase price of the horse plus any sales tax and the associated bloodstock fee. Series La Rascasse owns 25% of the underlying asset, which was purchased privately for $2,500,000.00, plus a 5% bloodstock fee. Series La Rascasse consists of 5,000 shares.
- BROKERAGE FEE +
- MANAGEMENT AND DUE DILIGENCE FEE +
- ORGANIZATIONAL AND EXPERIENTIAL FEE +
- OPERATING EXPENSE RESERVE +

The target raise for this offering is $247,500.00, and the maximum raise is $990,000.00. The share price breakdown shown above will remain the same regardless of the total amount of funds raised, as any unsold shares when the series closes will be purchased by our managing partner, Experiential Squared.

Funding Progress

$0 / $990,000
Funds Raised

$198 INVEST
Offering Memorandum
OFFERED BY DALMORE

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